Exhibit 12.1

SCHLUMBERGER LIMITED AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

						($ millions)
	Nine months ended	Year Ended December 31,
	Sept 30, 2017	2016	2015	2014	2013	2012
Earnings
Income (Loss) from continuing operations before taxes	$1,027	($1,905)	$2,881	$7,639	$8,691	$6,959
Add/(Deduct):
Fixed charges	538	744	578	$674	725	674
Distributed income of affiliated companies	23	30	59	127	61	81
Equity income	(75)	(90)	(184)	(240)	(132)	(142)

Total earnings	$1,513	($1,221)	$3,334	$8,200	$9,345	$7,572

Fixed charges
Interest expense	$422	$570	$346	$369	$391	$340
Add:
Interest component of rental expense	116	174	232	305	334	334

Total fixed charges	$538	$744	$578	$674	$725	$674

Ratio of earning to fixed charges	2.8	(1.6)	5.8	12.2	12.9	11.2